

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 30, 2017

Kirk L. Somers
Chief Legal & Privacy Officer
Cardlytics, Inc.
675 Ponce de Leon Avenue NE
Suite 6000
Atlanta, GA 30308

> **Re:** **Cardlytics, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted June 16, 2017**
> **CIK No. 0001666071**

Dear Mr. Somers:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2017 letter.

Prospectus Summary

Overview, page 2

1.   Please address the following as it relates to your response to prior comment 2:

- Explain further your process for pairing the Redemption cohort with the Non-Redemption cohort to ensure comparability between the groups when analyzing for attrition and monthly spend. In this regard, we note from your response to comment 3 in the May 12, 2017 letter that "the frequency at which both Cohorts spent money from the applicable account prior to presentation of a Cardlytics Direct marketing incentive were the same, and that the composition of both Cohorts in terms of other relevant metrics such as geography, income and demographics were likewise consistent";

- Disclose what percentage of the total customer database the 10,000 customers used in your analysis represents; and

- You disclose that monthly customer attrition decreased by 17% on average over the six-month period following a customer's first redemption. However, it appears that the 17% represents the difference between the average monthly attrition rates for the Redemption cohort and the Non-Redemption cohort, not the decrease in overall attrition. Please revise to clarify.

Summary Consolidated Financial and Other Data, page 13

2. We note the new calculation of adjusted contribution in the table on page 16. Please revise this presentation so it is clear which amounts are being subtracted and which are being added to revenue to arrive at the measure.

3. You refer to the adjustment of FI Share commitment payments in excess of the amount of FI Share earned by the applicable FI as having a non-recurring impact; however, it occurs in both years presented. Adjusting a non-GAAP performance measure to eliminate items identified as non-recurring when the nature of the adjustment is such that it is reasonably likely to recur within two years or there was a similar adjustment within the prior two years is not consistent with Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise your presentation accordingly. See also Question 102.03 of the Non-GAAP Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2015 and 2016

Revenue, page 76

4. Your response to prior comment 6 advises that you are unable to specifically quantify the impact of price increases on revenue growth attributable to increased sales of Cardlytics Direct to existing marketers, and we note that your revised disclosure removes any attribution to price increases. Notwithstanding your inability to specifically quantify their impact, please provide a qualitative discussion of the extent to which increases in price contributed to an increase in revenue, if such price increases were a material factor. In this regard, we note the related disclosure on page 84 that your cash used in operating activities in 2016 "reflected growth in revenue from new customers and changes to [y]our pricing model." In addition, please revise your disclosure on page 72 regarding the causes of the increase in revenue in the three months ended March 31, 2017, to the extent

price increases materially contributed to that change. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

5.   You disclose on page 83 that you issued warrants to purchase 388,500 shares of common stock at a price per share of $5.00, an unsecured promissory note in an aggregate principal amount of $6.0 million, and warrants to purchase 70,000 shares of common stock at a price per share of $6.92 in connection with your original and amended Term Loan agreement. It appears, however, that you do not provide the full disclosure called for by Item 701 of Regulation S-K with respect to these unregistered issuances in Part II of the registration statement. Please revise.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or Katherine Wray, Attorney-Adviser, at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information
Technologies and Services

cc: Nicole C. Brookshire and Richard C. Segal
       Cooley LLP